

September 27, 2010

By U.S. Mail and facsimile to (609) 561-8225

Edward J. Graham
Chairman and Chief Executive Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

> **Re:** **South Jersey Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 001-06364**

Dear Mr. Graham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 15

1. We note your disclosure that the risks listed are "not all inclusive of existing risks." Please delete the third sentence of the first paragraph. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2. In an appropriate place in your disclosure, discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. In this regard, we note that your capital expenditures increased in 2009; please ensure that you discuss this trend, and the CIRT generally, where you discuss "Primary Factors Affecting SJI's Business." See Item 303(a)(2)(i) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 128

3. It appears that certain of the schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example, we do not see certain schedules and/or exhibits to:

   - Exhibit 10(g)(i) the five year revolving credit agreement for SJI; and

   - Exhibit 10(g)(ii), the five year revolving credit agreement for SJG;

   Please refile these agreements, including all related schedules and exhibits, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Proxy Statement on Schedule 14A

Proposal 1: Director Elections, page 2

4. We note that you have not included the disclosures required by the recent amendment to the proxy rules. In particular, while you have discussed generally the Governance Committee's consideration of the board's qualifications as a whole, you have omitted information regarding the Committee's assessment of *each* director's qualifications required by Item 401(e) of Regulation S-K. Refer to SEC Release No. 34-61175 Proxy

Disclosure Enhancements. See also Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site www.sec.gov. Please revise your filing accordingly.

Compensation of Directors, page 13

5. You mention that the determination of compensation for your non-employee directors is targeted at the median of the studies conducted by Mercer Human Resources Consulting and the Hay Group. Explain what reference points you utilize and, considering it appears that you engaged in benchmarking, please identify the benchmark and the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

6. You state here that the amount of restricted stock granted to each non-employee director was increased in 2010. Please discuss why you determined to make this change to your compensation practices.

Compensation Discussion and Analysis, page 15

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation practices, page 16

8. Please explain the purpose of the Compensation Committee's targeting executive compensation at the 50th percentile of the competitive market targets within a range of 20% above or below the actual benchmark, when the total 2010 annual direct compensation for the executive group was substantially higher than 70% of the competitive market median.

9. You reference "industry specific compensation studies" that you rely upon for the CFO and the other Named Executive Officers for market-based compensation information. Please identify the studies and explain how you use them. If you use them to benchmark any element of compensation, explain what reference points you utilize and identify the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Compensation Components, page 18

10. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance-based annual cash awards and long-term incentives. For example, for annual cash awards you

have not disclosed the targets for economic earnings per share, financial performance of relevant subsidiary or the "specific, measurable and predefined performance objectives." For long-term incentives, you have not disclosed the targets for relative shareholder return. Please disclose the specific performance targets used to determine incentive amounts for 2009, as well as where your performance fell with respect to the targets, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

11. We note that individual officer performance is also an important factor in determining annual cash awards. You state that "[p]erformance objectives include individual and multiple business unit financial performance, customer goals, internal process projects and leadership goals." Please discuss how the annual cash awards are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Stock Ownership Guidelines, page 20

12. Please explain how you determined the stock ownership guidelines of 3 and 1.5 times base salary, respectively, for your chief executive officer and the other named executive officers.

Employment Agreements; Change of Control Agreements, page 21

13. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

Grant of Plan-Based Awards - 2009

14. We note that your table discloses no "Threshold" amount for purposes of your non-equity incentive plan awards. However, on page 19, you indicate that your committee develops a schedule to determine the actual amount of the annual cash award, which includes a minimum, a target and a maximum. Please tell us why the minimum amounts you established have not been reflected in the table as threshold amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director